

John P. Arciero · 3rd

Serial Entrepreneur | Strategist | Operator | CXO

Charlotte Metro · 500+ connections · **Contact info**

 **T4L**

Rollins College

Featured



In the coming weeks and months, we must resist the temptation to go "full isolationist" from the rest of the world...especially that part of the world that still needs and requires our support and intervention. More importantly,

Opinion | China's Coronavirus Opportunity
wsj.com

Experience



Chief Operating Officer
T4L
Sep 2020 – Present · 3 mos
Naples, Florida, United States

Introducing an Enjoyable Transportation Experience - ETA

CEO & Co-Founder

PRISEWell LLC

Mar 2018 – Present · 2 yrs 9 mos

Charlotte, North Carolina Area

PRISEWell is a Healthcare Information Technology (HIT) startup. PRISEWell's proprietary technology platform is based on the scientific research of Dr. Paul J. Arciero, (MSc, MSc, FACSM, FTOS). Over three decades of research, Dr. Paul developed sophisticated algorithms that are embedded in our technology and formulate the PRISE® Protocol, and based ...**see mor**



Welcome to Dr. Paul's PRISE Protocol



Chief Operating Officer & Managing Director

Gravitas Infinitum

May 2018 – Present · 2 yrs 7 mos

Charlotte, North Carolina Area

Gravitas Kannavis, a subsidiary of Gravitas Infinitum, LLC (a holding company), is taking advantage of unprecedented opportunities in industrial hemp processing with our exclusive proprietary technology and business services acumen. Our unique technology extricates all compounds from the hemp plant and separates fiber for plastics.



Gravitas Infinitum LLC



Managing Director

Sycamore I LLC · Self-employed

Jan 2009 – Present · 11 yrs 11 mos

Charlotte, North Carolina Area

Provide leadership and vision for real estate development partnership. Direct and manage the program development for the proposed mixed-use real estate development project known as "The Sycamore at Gateway". John coordinated and managed all internal and external stakeholders and resources to complete a two-year rezoning process. The team wa: ...**see mor**



Sycamore at Gateway - A Mixed-Use,...

Principal Consultant & Owner

Arciero Associates LLC

Oct 2003 – Present · 17 yrs 2 mos

Charlotte, North Carolina Area

A strategy advisory and business execution service for startups, emerging, growth stage, and enterprise companies seeking unique approaches to effectively improve productivity, performance, and profitability. We assume and place functional roles within our clier

see mor

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Strategic Business Consulting

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Education



Rollins College

B.A., Business Administration- Industrial Psychology

Activities and Societies: NCAA All-American (Varsity Tennis), Campus Life, Student Government, Newman House

Studied Industrial Psychology and Business Administration...Studying Killer Whales aka "Orcas" in captivity taught me more about human nature and complex systems than any classroom-bound course. Glad to be one of the few "NCAA All-Americans" to come out of the Men's Tennis program!



University of South Alabama

M.A., Physical Education - Exercise Physiology

Activities and Societies: Student Life

Focus was on Sports Performance and Exercise Physiology. Great opportunity to work with members of the military, Navy, Air Force, Army, Marines...and world class athletes from the United States Sports Academy in Mobile, Alabama!

Licenses & certifications



Real Estate Broker - Realtor

National Association of REALTORS®
Issued Feb 2002 · No Expiration Date
Credential ID B-181871

Volunteer experience



Big Brother

Big Brothers Big Sisters of America
Apr 1987 – Sep 1988 · 1 yr 6 mos
Education

I learned as much from working with the young men that I mentored than they learned from me



